

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 27, 2006

Mr. Brian J. Bauerbach
President and Chief Executive Officer
Portola Packaging, Inc.
951 Douglas Road
Batavia, IL 60510

      RE: Portola Packaging, Inc.
               Form 10-K for Fiscal Year Ended August 31, 2005
               Filed November 28, 2005
               File No. 033-95318

Dear Mr. Bauerbach:

      We have reviewed your response letter dated June 20, 2006 to our letter dated May 30, 2006 and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 11

1. We have reviewed your disclosure in response to our prior comment 1. We note that you continue to state EBITDA is utilized both as a liquidity measure and performance measure. Specifically, you disclose in the second paragraph that creditors, investors, and analysts focus on EBITDA as the primary measure of the Company's liquidity and financial performance. In addition, the following paragraph states that your reconciliation will be the most directly comparable GAAP measure to EBITDA as related to both performance and liquidity. Therefore we repeat our prior comment 1, specifically;

- Please expand your disclosure to clarify how or why a history of significant losses on a pre-tax and net-of-tax basis is the economic substance behind your decision to use EBITDA as a performance measure.
- If you use EBITDA as a performance measure, you must address the limitation(s) associated with the elimination of interest, taxes, depreciation and amortization as compared to net income. Such limitations should be addressed in light of your significant borrowings, fixed assets and intangible assets.
- You have not addressed how you have compensated for the limitations associated with EBITDA as a performance measure. Please expand your disclosures to do so.
- You have not provided the substantive reasons why EBITDA is useful to investors as a performance measure. Please expand your disclosures to do so.
- Your disclosure should address how and why management uses this non-GAAP measure as a performance measure.

In your response to us, please present what your disclosure will look like.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief